September 10, 2007

VIA EDGAR AND FACSIMILE

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Ceridian Corporation
DEFA14A filed September 6, 2007
DEFA14A filed September 6, 2007
DEFA14A filed September 5, 2007
SEC File No. 1-15168

Dear Ms. Chalk:

     I am sending this letter on behalf of our client, Ceridian Corporation (“Ceridian” or the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter of September 6, 2007, regarding the above-referenced filings.

Christina Chalk, Esq.
September 10, 2007

     As we discussed on Friday, September 7, the Company issued a press release on that day containing disclosures designed to respond to the Staff’s comments, and filed the press release with the SEC as additional soliciting materials. For your convenience, we have included the Staff’s comments below in bold with our corresponding responses following each bold comment.

DEFA14A filed September 5, 2007 – Press Release dated September 5, 2007

1.	We believe this press release is misleading for several reasons. First, in the title and in several places in the press release, you characterize ISS’ recommendation to
Ceridian shareholders as follows: “ISS also recommends that Ceridian shareholders reject Pershing Square’s full slate for Ceridian Board.” We believe this statement is fairly interpreted by shareholders to mean that ISS is recommending a vote against (or a “do not vote for”) each and every Pershing
Square nominee. As you know, this is not the case; ISS in fact has recommended that Ceridian shareholders vote in favor of two specifically identified Pershing
Square nominees, Messrs. Ackman and Levenson. While you note this fact once in the body of the press release, it does not alleviate the concerns raised by the misleading impression created by the prominent statement cited above in the title and elsewhere in the press release.

As we discussed on Friday, Ceridian acknowledges that the headline and statements cited by the comment could have been worded more clearly. The intent was to convey that despite the fact that Pershing Square was running a full slate, ISS had recommended against voting for that entire slate, because ISS did not believe that control of the
Ceridian Board should be turned over to Pershing Square. The intent was not to state that
ISS had recommended that stockholders vote against each and every Pershing Square nominee (which would be contrary to fact and contrary to what was later stated in the press release). In hindsight, the Company recognizes that the headline was ambiguously worded and regrets the choice of words. In its second press release issued on September
7, 2007, the Company included disclosure that clarified the ISS recommendation (and
Pershing Square issued a press release clarifying the ISS recommendation on September
5, 2007, shortly after the Company’s initial press release with respect to the ISS recommendation).

As announced on September 8, 2007, Ceridian and Pershing Square have entered into a settlement agreement pursuant to which Pershing Square is withdrawing its nominations and Ceridian will expand the size of the Board and add four individuals designated by
Pershing Square following the annual meeting of stockholders. This settlement agreement has effectively superseded the ISS recommendation.

2.	In addition, we believe your September 5, 2007 press release is misleading because of information it omits: the fact that ISS has recommended that Ceridian shareholders not vote in favor of any of the Company’s nominees. We believe this

Christina Chalk, Esq.
September 10, 2007

information is necessary to make the statements made (even with the corrections requested in our last comment) not misleading.

Please see the response to Comment 1. Ceridian’s second press release on Friday,
September 7, includes disclosure that clarifies the ISS recommendation not to vote for any of Ceridian’s nominees on Ceridian’s white proxy card. As noted in the response to
Comment 1, the settlement agreement between Ceridian and Pershing Square that was announced on September 8 has effectively superseded the ISS recommendation.

DEFA14A filed September 6, 2007 – Press Release dated September 6, 2007

3.	In this press release, you state for the first time less than one week before the scheduled shareholder meeting that if the merger does not close, Ceridian undertakes to hold a new election of directors within 90 days of the termination of the merger agreement. Please provide an approximate time frame for when this election would occur if the merger is not consummated. For example, if the merger is voted down, will the 90 day period begin to run from the date of the shareholder vote next week? Or is there a “drop dead” date under the merger agreement that will serve as a benchmark for when this period will begin to run? We believe this information is critical for shareholders and must be clarified and adequately disseminated.

The second press release issued by Ceridian on September 7, 2007, includes additional disclosure with respect to Ceridian’s commitment to hold an election meeting within 90 days of the termination of the Merger Agreement, including additional disclosure with respect to the circumstances under which the Merger Agreement might be terminated and the potential timing of any such termination. Ceridian’s commitment in this regard is also embodied in the settlement agreement between Ceridian and Pershing Square.

4.	See our last comment above. In the press release dated September 6, 2007, you state: “Thomas H. Lee Partners L.P. and Fidelity National Financial, Inc. have communicated to us their view that election of Pershing Square nominees would introduce additional risks to the pending transaction.” Clarify what specifically these partners stated concerning the election of the Pershing Square nominees. For example, if less than a majority of the Pershing Square nominees were elected to the board, would these concerns remain? What specific concerns were raised by the parties? What specific provision of the merger agreement would jeopardize the merger if the Pershing Square nominees are elected, particularly when they now support the merger? Please clarify.

The second press release issued by Ceridian on September 7, 2007, provides additional information with respect to the buyer’s concerns in this regard, which the buyer

Christina Chalk, Esq.
September 10, 2007

authorized Ceridian to include in that press release. These concerns have now been superseded by the settlement agreement between Ceridian and Pershing Square.

The Company acknowledges, in connection with the above-referenced filings, the following:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company has authorized us to acknowledge the foregoing on its behalf.

Christina Chalk, Esq.
September 10, 2007

     Please do not hesitate to call me at (212) 403-1221 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven A. Rosenblum
Steven A. Rosenblum

cc:	Gary M. Nelson
Executive Vice President, Chief Administrative Officer and General Counsel
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425